

August 9, 2019

Max Levine
Chief Executive Officer
Nico Echo Park, Benefit Corp
1115 W. Sunset Blvd
Suite 801
Los Angeles, CA 90012

   Re: Nico Echo Park, Benefit Corp
    Draft Offering Statement on Form 1-A
    Filed July 16, 2019
    CIK No. 0001781961

Dear Mr. Levine :

   We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Draft Offering Statement on Form 1-A filed July 16, 2019

Cover Page

1. You state that the first $5 million of shares of common stock may be purchased at a 5% discount to the purchase price. Where applicable, please discuss how investors whose subscriptions are received prior to your reaching the $5 million shares will be notified that they are not able to purchase the shares at a discount. Additionally, please clarify whether these investors may cancel their subscriptions once notified. Please also disclose how you will notify potential investors that the discounted shares have already been sold and are no longer available.

<u>Offering Circular, page i</u>

2.   Please revise your table on the second page of the Offering Circular to include a column for the purchase price.

<u>Offering Summary</u>
<u>Our Seed Assets, page 11</u>

3.   On page F-19, you state that the retail units are leased to tenants under non-cancelable operating leases with expirations through 2028. Please consider providing lease expiration disclosure if material. Refer to Form S-11, Item 15(f), as a guide which requires the number of tenants whose leases will expire, the total area in sq ft covered by the leases, annual rent represented by the leases, and the percentage of gross annual rent represented by the leases.

<u>Management Compensation, page 17</u>

4.   We note your disclosure of reimbursement of formation and offering expenses - manager; specifically, we note that you state the aggregate monthly amount reimbursed can never exceed 0.5% of the aggregate gross offering proceeds from this offering and that you expect to incur up to $500,000 in expenses in connection with this offering and your formation. It appears that 0.5% of the maximum offering of $50,000,000 is $250,000. Please clarify for us how you determined it was appropriate to disclose that such reimbursement can never exceed 0.5% of the aggregate gross offering proceeds or revise for consistency.

<u>Valuation Policies, page 21</u>

5.   We note your disclosure that you intend to hire an independent third-party appraisal firm to value each property within the first year after acquisition, but that an independent valuation expert will not be responsible for, or prepare, your NAV per share. Please note that if the property valuation component of your NAV is attributed to the independent valuation expert, you may be required to include that expert's consent. See Item 17 of Form 1-A.

<u>Risk Factor</u>
<u>By purchasing shares of common stock in this offering..., page 49</u>

6.   Please discuss additional risks such as the increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that the provisions may discourage claims or limit shareholders' ability to bring a claim in a judicial forum that they find favorable.

Estimated Use of Proceeds, page 61

7.   Please expand your disclosure in footnote 4 to address the nature of the line item for Equity Value of Non-Sponsor Affiliate Roll-over.

8.   We note your footnote (1) to the table on page 61; specifically, we note that you disclose that formation and offering expenses are expected to be approximately $500,000. Please tell us how you determined it was not necessary to reflect $500,000 for such expenses in your table.

Our Manager and the Management Agreement
Management Team, page 78

9.   You disclose on page 36 that your related parties are not required to devote all of their time and efforts to the company's affairs. Where applicable, please revise to discuss all other commitments of senior management.

Plan of Operation
Our NAV and NAV Per Share Calculation
Relationship between NAV, Our Purchase Price and Our Redemption Price, page 102

10.   You state that you may offer shares at a price that you believe reflects the NAV per share more appropriately than the NAV per share, including by updating previously disclosed offering price. Please expand your disclose to discuss the factors you will consider in determining a NAV per share that more appropriately reflects the NAV per share calculated by the Manager. Your revised disclosure should include the party that will be responsible for making the determination on the substitute NAV per share price.

Unaudited Pro Forma Consolidated Financial Statements, page F-2

11.   We note your disclosure that Nico Echo Park, Benefit Corp. is expected to own 19.03% of your Operating Partnership. Please tell us how you derived that ownership percentage.

12.   We note your disclosure that you are offering shares of your common stock on a "best efforts maximum" basis, and there is no minimum number of shares of your common stock that is required to be sold. Please tell us how you determined it was appropriate to reflect offering proceeds in your pro forma financial statements.

13.   We note your adjustment (D). It appears that you assume that investors in the Seed Asset Owners will elect to receive a specific amount of cash and a specific number of units in exchange for their contribution to the Operating Partnership. Please tell us and revise your filing to disclose your basis for your assumption. This comment also applies to footnote (5) on page 62.

14.   Please further clarify the nature of adjustment (BB-4). Specifically, tell us if this adjustment is made to reflect a 1.5% annualized asset management fee.

General

15.   We note that you intend to acquire real estate in the Neighborhood, including the acquisition of interests in three pre-identified properties. However, since you have yet to identify a significant amount of the properties you intend to acquire using the net proceeds, your offering appears to constitute a "blind-pool" offering. Accordingly, as applicable, please provide disclosure consistent with the principles of Industry Guide 5, including prior performance disclosure, or tell us why such disclosure should not be provided in this document. Please refer to Release No. 33-6900 (June 17, 1991), Securities Act Forms Compliance and Disclosure Interpretation 128.06 and Item 7(c) of Part II of Form 1-A.

16.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. Please provide us with an analysis as to how your program is consistent with such relief. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

17.   We note that you may conduct the share repurchase program during the offering period of the shares. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or Sonia Barros, Assistant Director, (202) 551-3655 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities

cc: Mark Schonberger